Exhibit 99.1

Icon Energy Corp. Reports Financial Results
for the Nine-Month Period Ended September 30, 2024,
and Declares Cash Dividend of $0.085 per Common Share

Athens, Greece, November 11, 2024 — Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, announces its financial results for the nine-month period ended September 30, 2024, (the “Reporting Period”) and declares cash dividend of $0.085 per common share.

Financial Highlights for the Reporting Period

•	Revenue, net of $3.6 million, up $0.4 million from the first nine months of 2023

•	Operating profit of $0.6 million, compared to $0.7 million during the nine-month period ended September 30, 2023

•	Net income of $0.6 million, compared to $0.8 million during the nine-month period ended September 30, 2023

•	EBITDA(1) of $1.5 million, equal to the same period last year

Operational Highlights

•	Delivery of our recently acquired Kamsarmax dry bulk carrier, M/V Bravo, in September 2024, and commencement of her period employment

•	Successful closing of a $91.5 million term loan facility, of which $16.5 million was drawn and the balance of $75 million is reserved for future vessel acquisitions

Quarterly Cash Dividend

•
Icon’s Board of Directors approved a cash dividend of $0.085 per common share for the third quarter of 2024. The cash dividend will be paid on or around December 27, 2024, to all of its common shareholders of record as of December 16, 2024

1   EBITDA is a non-GAAP financial measure. For the definitions of non-GAAP financial measures and their reconciliation to the most directly comparable financial measures calculated and presented in accordance with the United States generally accepted accounting principles, please refer to “Exhibit I—Non-GAAP Financial Measures Definitions and Reconciliation to GAAP.”

•	The previously declared cash dividend of $0.08 per common share for the second quarter of 2024 was paid on September 30, 2024

•	Icon expects to pay quarterly cash dividends on its common shares during the one-year period following its initial public offering, in an aggregate amount of approximately $500,000 for the year

Ismini Panagiotidi, Chairwoman and Chief Executive Officer of Icon, commented:

“We are pleased to announce our financial results for the first nine months of 2024, reflecting the completion of our initial public offering in July 2024 and the progress we have made in executing our strategic priorities since then.

The successful delivery and commencement of employment of Icon’s second vessel, M/V Bravo, marks our first step toward realizing our growth ambitions, while the recent $91.5 million term loan facility, with $75 million reserved for future vessel acquisitions, provides a strong foundation for expansion. These transactions underscore the strong support we enjoy from charterers and financiers, positioning us well for further growth opportunities.

In addition, staying true to our stated dividend policy and following the $0.08 per common share cash dividend paid for the second quarter of the year, we are pleased to announce a cash dividend of $0.085 per common share for the third quarter, reaffirming our dedication to returning value to our shareholders.”

Financial Performance Summary

	Nine-month period ended September 30,
(in thousands of U.S. dollars, except daily figures)	2024 (unaudited)	2023 (unaudited)
Income statement data
Revenue, net	$3,582	$3,248
Operating profit	567	710
Net income	562	752

Non-GAAP financial measures (2)
EBITDA	$1,492	$1,484
Daily TCE	13,258	11,462
Daily OPEX	5,064	5,136

2 EBITDA, Daily TCE, and Daily OPEX, are non-GAAP financial measures. For the definitions of non-GAAP financial measures and their reconciliation to the most directly comparable financial measures calculated and presented in accordance with the United States generally accepted accounting principles, please refer to “Exhibit I—Non-GAAP Financial Measures Definitions and Reconciliation to GAAP.”

Throughout the first nine months of 2024 and 2023, Icon’s vessels operated under index-linked time charters, benefitting from the year-on-year increase in the dry bulk charter market rates. The resulting increase in revenue, net was partly offset by the fewer Operating Days during the Reporting Period (see “Fleet Employment and Operational Data” section below). Overall, revenue, net increased by 10% to $3.6 million during the Reporting Period, from $3.2 million in the comparable period. Daily TCE increased to $13,258 during the Reporting Period, up 16% from the same period last year.

The increase in revenue, net was primarily offset by costs associated with positioning the M/V Alfa for her scheduled drydocking and with the delivery of the M/V Bravo, which resulted in a $0.2 million increase in voyage expenses. Additionally, Icon’s incremental obligations as a public company since July 2024, translated into a $0.1 million increase in general and administrative expenses, while the costs related to changing ship management company earlier this year contributed to a $0.1 million increase in management fees. Vessel operating expenses were maintained at similar levels, with a slight improvement on a daily basis, as reflected by the decrease in ‘Daily OPEX’ to $5,064 during the Reporting Period, compared to $5,136 during the corresponding period of 2023.

Operating profit during the nine-month period ended September 30, 2024, was $0.6 million, down from $0.7 million in the comparable period, due to the non-cash write-off of the unamortized balance of previously deferred drydocking costs, upon arrival of the M/V Alfa at the shipyard for her scheduled drydocking. Lastly, the decrease in operating profit, coupled with the interest and finance costs associated with Icon’s new term loan facility, resulted to a $0.2 million decrease in net income, from $0.8 million during the first nine months of 2023, to $0.6 million during the Reporting Period.

EBITDA remained consistent between the two periods at $1.5 million.

Fleet Employment and Operational Data

	Nine-month period ended September 30,
	2024	2023
Fleet operational data (3)
Ownership Days	281.8	273.0
Available Days	250.8	273.0
Operating Days	250.8	273.0
Vessel Utilization	100.0%	100.0%
Average Number of Vessels	1.0	1.0

Ownership days for the nine-month period ended September 30, 2024, increased to 281.8 from 273.0 the previous year, due to the addition of Icon’s second vessel, the Kamsarmax dry bulk carrier M/V Bravo, delivered on September 23, 2024. Available days decreased from 273.0 to 250.8, primarily because the M/V Alfa was temporarily taken out of service for her scheduled drydocking. Utilization remained consistent at 100%.

3 For the definitions of fleet operational measures please refer to “Exhibit I—Other Definitions and Methodologies.”

Vessel name	Type	Built	Employment	Earliest charter expiration
Alfa	Panamax	Japan, 2006	Index-linked time charter	October 2025
Bravo	Kamsarmax	Japan, 2007	Index-linked time charter	August 2025

As of September 30, 2024, Icon owned two vessels, both time-chartered by an international commodity trading conglomerate and earning floating daily hire rates linked to the Baltic Panamax Index. The minimum contracted revenue(4) expected, as of September 30, 2024, to be generated by these contracts between September 30, 2024, and their respective earliest expiration dates is $8.8 million.

Key Developments

Initial public offering. On July 15, 2024, Icon successfully closed the initial public offering of 1,250,000 of its common shares, at an offering price of $4.00 per share, for gross proceeds of approximately $5,000,000, before deducting underwriting discounts and offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.”

Vessel Acquisition. On August 2, 2024, Icon entered into an agreement with an unaffiliated third-party to acquire a Kamsarmax dry bulk carrier for a purchase price of $17.57 million. The vessel was successfully delivered to Icon on September 23, 2024, and was renamed M/V Bravo. The acquisition was financed with a combination of cash on hand and borrowings under Icon’s new term loan facility discussed below.

Vessel Charter. On August 29, 2024, Icon entered into an agreement with an international commodity trading conglomerate to time charter the M/V Bravo for a period of 11 to 14 months, at a floating daily hire rate linked to the Baltic Panamax Index. The charter commenced shortly after the vessel’s delivery to Icon.

Vessel Drydocking. On September 2, 2024, the M/V Alfa completed her scheduled drydocking, undergoing routine repairs and maintenance to ensure continued operational efficiency, safety, and compliance with class requirements.

Financing. On September 19, 2024, we borrowed an amount of $16.5 million under a new term loan facility with a leading international financial institution to finance a portion of the purchase price of the M/V Bravo and to leverage the M/V Alfa. The term loan facility contains securities and financial and other covenants customary for transactions of this type. It has a four-year term and outstanding amounts thereunder bear interest at 3.95% over SOFR.

4 For the contracted revenue calculation methodology please refer to “Exhibit I—Other Definitions and Methodologies.”

An additional amount of up to $75 million may be made available to us under the same term loan facility, in whole or in parts, to finance future vessel acquisitions. This additional amount remains uncommitted, free of interest or other fees, and we are not obliged to borrow it, or any part thereof. The terms of borrowing the balance amount, or any part thereof, will be determined at the time it is requested.

Dividends. On September 30, 2024, we paid a cash dividend of $0.08 per common share for the second quarter of the year. For the third quarter, Icon declared a cash dividend of $0.085 per common share, payable on or around December 27, 2024, to all of its common shareholders of record as of December 16, 2024.

About Icon

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19); and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com

(Please refer to Exhibit I, attached, for supplementary information)

Exhibit I

Interim Consolidated Statements of Income

	Nine-month period ended September 30,
(in thousands of U.S. dollars, except for share data and earnings per share)	2024 (unaudited)	2023 (unaudited)
Revenue, net	$3,582	$3,248
Voyage expenses, net	(257)	(119)
Vessel operating expenses	(1,427)	(1,402)
Management fees	(293)	(205)
General and administrative expenses	(111)	(37)
Depreciation expense	(547)	(508)
Amortization of deferred drydocking costs	(380)	(267)
Operating Profit	$567	$710
Interest and finance costs	(61)	(2)
Interest income	58	45
Other costs, net	(2)	(1)
Net Income	$562	$752

Accrued dividends on Series A Preferred Shares	(526)	-
Net income attributable to common shareholders	$36	$752
Earnings per common share, basic and diluted	$0.06	$3.76
Weighted average number of shares, basic and diluted	555,839	200,000

Condensed Interim Consolidated Balance Sheet Data

(in thousands of U.S. dollars)	September 30, 2024 (unaudited)	December 31, 2023(5)
Assets
Cash, cash equivalents and restricted cash	$1,823	$2,702
Other current assets	1,202	320
Vessels, net	26,662	9,181
Other non-current assets	864	679
Total assets	$30,551	$12,882

Liabilities and shareholders’ equity
Total long-term debt, net of deferred financing costs	$16,206	$-
Other liabilities	1,704	3,713
Total shareholders’ equity	12,641	9,169
Total liabilities and shareholders’ equity	$30,551	$12,882

5 Balance sheet data derives from the audited consolidated financial statements as of that date

Summarized Cash Flow Data

	Nine-month period ended September 30,
(in thousands of U.S. dollars)	2024 (unaudited)	2023 (unaudited)
Cash provided by operating activities	$588	$1,533
Cash used in investing activities	(18,006)	-
Cash provided by/(used in) financing activities	16,539	(3,307)
Net decrease in cash, cash equivalents and restricted cash	$(879)	$(1,774)
Cash, cash equivalents and restricted cash at the beginning of the period	2,702	3,551
Cash, cash equivalents and restricted cash at the end of the period	$1,823	$1,777

Significant Accounting Policies and Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements for the years ended December 31, 2023 and 2022, included in the Company’s most recent registration statement, filed with the SEC on Form F-1 which can be obtained free of charge on the SEC’s website at www.sec.gov. There have been no material changes to these policies in the Reporting Period.

Non-GAAP Financial Measures Definitions and Reconciliation to GAAP

To supplement our financial information presented in accordance with the United States generally accepted accounting principles (“U.S. GAAP”), we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable U.S. GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, the financial results presented in accordance with U.S. GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies.

Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is a financial measure we calculate by deducting interest and finance costs, interest income, taxes, depreciation and amortization, from net income. EBITDA assists our management by carving out the effects that non-operating expenses and non-cash items have on our financial results. We believe this also enhances the comparability of our operating performance between periods and against companies that may have varying capital structures, other depreciation and amortization policies, or that may be subject to different tax regulations. The following table reconciles EBITDA to the most directly comparable U.S. GAAP financial measure:

	Nine-month period ended September 30,
(in thousands of U.S. dollars)	2024 (unaudited)	2023 (unaudited)
Net income	$562	$752
Plus: Depreciation expense	547	508
Plus: Amortization of deferred drydocking costs	380	267
Plus: Interest and finance costs	61	2
Less: Interest income	(58)	(45)
EBITDA	$1,492	$1,484

Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments that may be required to approximate the revenue that would have been generated, had the vessels been employed under time charters. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods. The following table reconciles TCE and Daily TCE to the most directly comparable U.S. GAAP financial measure:

	Nine-month period ended September 30,
(in thousands of U.S. dollars, except fleet operational data and daily figures)	2024 (unaudited)	2023 (unaudited)
Revenue, net	$3,582	$3,248
Less: Voyage expenses	(257)	(119)
TCE	$3,325	$3,129
Divided by: Operating Days	250.8	273.0
Daily TCE	$13,258	$11,462

Daily Vessel Operating Expenses (“Daily OPEX”). Daily OPEX, is a measure of the vessel operating expenses incurred over a period divided by Ownership Days, to eliminate the effect of changes in fleet composition between periods. The following table reconciles Daily OPEX to vessel operating expenses:

	Nine-month period ended September 30,
(in thousands of U.S. dollars, except fleet operational data and daily figures)	2024 (unaudited)	2023 (unaudited)
Vessel operating expenses	$1,427	$1,402
Divided by: Ownership Days	281.8	273.0
Daily OPEX	$5,064	$5,136

Other Definitions and Methodologies

This press release refers to the terms and methodologies described below. Although we believe the following definitions and calculation methods are consistent with industry standards, these measures may not be directly comparable to similarly titled measures of other companies.

Ownership Days. Ownership Days are the total days we owned our vessels during the relevant period. We use this to measure the size of our fleet over a period.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or due to change of ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period.

Minimum contracted revenue. The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before reduction for brokerage commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.